The information in this preliminary prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2010

PRELIMINARY PROSPECTUS SUPPLEMENT
To Prospectus dated May 14, 2010

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-166329

The York Water Company

$15,000,000
     % Monthly Senior Notes Series 2010A due October 1, 2040

This is an offering by The York Water Company, which we refer to as the Company, of its     % Monthly Senior Notes Series 2010A due October 1, 2040, which we refer to as the Senior Notes. The Senior Notes will bear interest at the rate of     % per annum, payable monthly in arrears on the first day of each month, beginning on December 1, 2010. The Senior Notes will mature on October 1, 2040. However, we can redeem the Senior Notes, in whole or in part from time to time, on or after October 1, 2015 at 100% of the principal amount thereof plus any accrued and unpaid interest thereon to the date of redemption. The Senior Notes will be issued only in registered form and in denominations of $1,000 and any integral multiple thereof. There is no sinking fund for the Senior Notes.

The Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking equally with all other existing and future unsecured and unsubordinated obligations of the Company. The Senior Notes will be effectively subordinated to all existing and future secured debt of the Company.

Investing in the Senior Notes involves risk. These risks are described under the caption “Risk Factors” on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriter proposes to offer the Senior Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The underwriter has agreed to purchase the Senior Notes from the Company at     % of their principal amount (approximately $      million net proceeds to the Company before expenses), subject to the terms and conditions in the underwriting agreement.

The Senior Notes will not be listed on any national securities exchange. Currently, there is no public market for the Senior Notes.

The underwriter expects to deliver the Senior Notes to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about October   , 2010.

The date of this prospectus supplement is October   , 2010.

You should rely only on the information contained in, or incorporated by reference into, this document. We have not, and the underwriter has not, authorized anyone to give you different or additional information. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date after the respective dates of the documents containing the information. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of the Senior Notes covered by this prospectus supplement in any jurisdiction where the offer is not permitted.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering, specific terms of this offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the securities we are offering in this prospectus supplement. In addition, we incorporate important information into this prospectus supplement and the accompanying prospectus by reference. You may obtain the information incorporated by reference into this prospectus supplement and the accompanying prospectus without charge by following the instructions under “Where You Can Find More Information” in this prospectus. Generally, when we refer to “this prospectus,” we are referring to this prospectus supplement and the accompanying prospectus as well as to the information incorporated by reference therein. You should carefully read this prospectus supplement, the accompanying prospectus and the additional information described under “Where You Can Find More Information” before investing in the Senior Notes. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “the Company,” “we,” “us” and “our” refer to The York Water Company.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and accompanying prospectus and may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include or incorporate by reference information about the Senior Notes we are offering as well as information regarding our business and detailed financial data. You should read this prospectus supplement, the accompanying prospectus and any information incorporated by reference herein and therein in their entirety before making an investment decision.

Our Company

We are the oldest investor-owned water utility in the United States and have operated continuously since 1816. We impound, purify and distribute water entirely within our franchised territory located in York County, Pennsylvania and Adams County, Pennsylvania. Our headquarters are located approximately 23 miles south of Harrisburg, Pennsylvania, 46 miles north of Baltimore, Maryland and 80 miles west of Philadelphia, Pennsylvania. We currently provide water service to approximately 62,570 customers. In 2009, 63% of our operating revenue was derived from residential customers, 29% was derived from commercial and industrial customers, and 8% was derived from other sources, primarily fire service.

Our service territory presently includes 36 municipalities in York County and 7 municipalities in Adams County, and has an estimated population of 180,000. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to 2.2 billion gallons of water. In addition, we have a 15-mile pipeline from the Susquehanna River to Lake Redman, which provides access to an additional supply of 12.0 million gallons of water per day. As of June 30, 2010, our average daily consumption was approximately 18.5 million gallons and our average daily availability was approximately 35.0 million gallons.

The territory that we currently service is experiencing significant growth. According to the United States Census Bureau, the population of York County increased by 12.4% between 2000 and 2009, from 381,753 to 428,937, and the population of Adams County increased by 12.1% between 2000 and 2009, from 91,292 to 102,323, in comparison to a 2.6% increase for Pennsylvania during the same period.

Our Strategy

Our strategy is to continue to provide our customers with safe, dependable, high-quality water and excellent service at reasonable rates while maximizing shareholder value. We strive to accomplish this strategy by:

•	maintaining and strengthening our position as a consistent and reliable source of high-quality water service;

•	continuing to increase our customer base;

•	pursuing the acquisition of other water systems; and

•	establishing additional long-term bulk water contracts with municipalities.

Recent Developments

Declaration of Dividend

On August 23, 2010, our Board of Directors declared a quarterly cash dividend of $0.128 per share. The dividend is payable October 15, 2010 to the holders of record of our common stock as of September 30, 2010. Cash dividends on our common stock have been paid each year since our inception in 1816, and we have increased our dividend rate in each of the last thirteen years.

Second Quarter Financial Results

On August 6, 2010, we announced our operating results for the second quarter ended June 30, 2010. Revenues for the second quarter of 2010 were approximately $9.7 million, a 5.8% increase from $9.2 million during the same period in 2009. We reported net income of $2.3 million for the second quarter ended June 30, 2010, or $0.18 per share, compared with $1.9 million, or $0.17 per share for the same period of 2009. We reported operating revenues of approximately $18.8 million for the six months ended June 30, 2010, a 4.3% increase from $18.0 million of operating revenue for the same period of 2009. For the first six months of 2010, we reported net income of $4.2 million, or $0.33 per share, compared with $3.4 million, or $0.30 per share, for the same period of 2009. We also reported construction expenditures of $3.6 million.

Potential Rate Case Settlement

See Note 9 to the financial statements under “Rate Matters” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 for information regarding our most recent rate request filed with the Pennsylvania Public Utility Commission, or the “PPUC”. On September 2, 2010, the Administrative Law Judge assigned to our rate case proceeding issued an order suspending the litigation schedule and cancelling the scheduled hearings, noting that the parties to the rate filing, including the PPUC’s Office of Trial Staff, the Office of Consumer Advocate, and the Office of Small Business Advocate, had reached an agreement in principle settling all the issues in the proceeding. The parties are now in the process of preparing a signed written settlement agreement. Until a written settlement agreement is executed, there is no official settlement. Therefore, no settlement terms may be released. Once executed, the written agreement is then subject to approval by the Administrative Law Judge and the PPUC before any rate change can be implemented.

Corporate Information

Our executive offices are located at 130 East Market Street, York, Pennsylvania 17401 and our telephone number is (717) 845-3601. Our website address is www.yorkwater.com. The information on our website is not part of this prospectus supplement.

The Offering

Securities Offered	$15,000,000 aggregate principal amount of % Monthly Senior Notes Series 2010A due October 1, 2040.

Maturity Date	The Senior Notes will mature on October 1, 2040.

Interest Payment Dates	We will pay interest on the Senior Notes on the first day of each month, beginning December 1, 2010, to the holders of the Senior Notes as of the close of business on the fifteenth calendar day prior to such payment date (whether or not a business day); provided, that interest payable on the maturity date or on a redemption date of the Senior Notes will be paid to the person to whom principal is payable.

Ranking	The Senior Notes will be our direct, unsecured and unsubordinated obligations ranking equally with all of our other existing and future unsecured and unsubordinated obligations. The Senior Notes will be effectively subordinated to all of our existing and future secured debt aggregating approximately $70,193,874 outstanding at June 30, 2010. The Senior Note Indenture (as defined below) contains no restrictions on the amount of additional indebtedness that we may incur.

Optional Redemption	We will have the right to redeem the Senior Notes, in whole or in part, without premium or penalty, at any time and from time to time, on or after October 1, 2015, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest thereon to the date of redemption.

Use of Proceeds	We estimate that the net proceeds of this offering will be approximately $14.3 million, after deducting underwriting discounts and commissions and estimated expenses. We intend to use the net proceeds from this offering to repay outstanding short-term indebtedness that was primarily incurred to fund our 2009 and 2010 capital expenditures and acquisitions, to retire maturing long-term debt issues, and for general corporate purposes. See “Use of Proceeds.”

Further Issuances	The Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Senior Notes will initially be issued in the aggregate principal amount of $15,000,000. We may, without the consent of the holders of the Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Senior Notes, (except for the issue price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable). Any additional notes having such similar terms, together with the Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

Risk Factors	See “Risk Factors” beginning on page S-6 of this prospectus supplement for a discussion of factors you should consider carefully before deciding whether to invest in the Senior Notes being offered by this prospectus supplement.

Summary Financial Information

We have derived the summary historical financial data as of and for each of the years ended December 31, 2009, 2008 and 2007 from our audited financial statements and related notes. We have derived the summary historical financial data as of June 30, 2010 and 2009, and for the six-month periods then ended, from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with our historical financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the six-month period ended June 30, 2010, both of which are incorporated by reference herein.

	Six Months Ended
	June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)

	(In thousands, except per share amounts)

Statement of Operations:
Total operating revenues	$18,764	$17,984	$37,043	$32,838	$31,433
Operating expenses
Operating and maintenance	6,578	7,083	14,168	13,434	13,099
Depreciation and amortization	2,285	2,159	4,412	3,622	3,227
State and federal income taxes	2,599	2,131	4,579	3,628	3,692
Property and other taxes	581	543	1,075	1,102	1,007

Total operating expenses	12,043	11,916	24,234	21,786	21,025

Operating income	6,721	6,068	12,809	11,052	10,408
Other income (expense), net	(156)	(260)	(517)	(509)	(78)

Income before interest charges	6,565	5,808	12,292	10,543	10,330
Interest charges	2,382	2,398	4,780	4,112	3,916

Net income	$4,183	$3,410	$7,512	$6,431	$6,414

Net income per share of common stock (basic and diluted)	$0.33	$0.30	$0.64	$0.57	$0.57

Average shares of common stock outstanding (basic and diluted)	12,593	11,393	11,695	11,298	11,226
Cash dividends declared per share of common stock	$0.256	$0.252	$0.506	$0.489	$0.475

	Six Months Ended
	June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)

	(In thousands)

Cash Flow Data:
Operating activities	$6,414	$7,507	$15,801	$11,527	$10,040
Investing activities	(3,590)	(9,010)	(15,211)	(24,623)	(18,192)
Financing activities	(2,824)	1,503	(590)	13,096	8,152
Construction expenditures (including acquisitions)	3,617	8,536	14,771	24,697	19,050
Dividend declared per common share	0.256	0.252	0.506	0.489	0.475

	As of June 30,		As of December 31,
	2010	2009	2009	2008	2007
	(Unaudited)

	(In thousands)

Balance Sheet:
Utility plant and equipment, net	$223,326	$218,196	$221,475	$210,820	$191,046
Total assets	252,181	247,665	248,837	240,442	210,969
Notes payable	3,000	10,000	5,000	6,000	3,000
Long-term debt including current portion	78,952	86,495	77,568	86,353	70,505
Shareholders’ equity	89,005	71,097	86,922	69,766	67,272
Total capitalization	167,957	157,592	164,490	156,119	137,777

RISK FACTORS

Investing in the Senior Notes involves significant risks. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference into this prospectus under “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2009, as the same may be updated from time to time by our future filings with the Securities and Exchange Commission, or the “SEC”, under the Securities Exchange Act of 1934, as amended, or the “1934 Act”. You should also refer to other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations. In that case, the trading price of the Senior Notes could decline and you might lose all or part of your investment.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

We discuss in this prospectus supplement, the accompanying prospectus and in documents that we have incorporated by reference certain matters which are not historical facts, but which are “forward-looking statements.” Words such as “may,” “should,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify “forward-looking statements”. We intend these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements regarding:

•	our expected profitability and results of operations;

•	our goals, priorities and plans for, and cost of, growth and expansion;

•	our strategic initiatives;

•	the availability of our water supply;

•	the water usage by our customers; and

•	our ability to pay dividends on our common stock and the rate of those dividends.

Such forward-looking statements reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward-looking statements in this prospectus are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Important matters that may affect what will actually happen include, but are not limited to:

•	changes in weather, including drought conditions;

•	levels of rate relief granted;

•	the level of commercial and industrial business activity within our service territory;

•	construction of new housing within our service territory and increases in population;

•	changes in government policies or regulations;

•	our ability to obtain permits for expansion projects;

•	material changes in demand from customers, including the impact of conservation efforts which may impact the demand of our customers for water;

•	changes in economic and business conditions, including interest rates, which are less favorable than expected;

•	our ability to obtain financing; and

•	other matters described in the “Risk Factors” section.

USE OF PROCEEDS

The net proceeds from the sale of the Senior Notes offered by this prospectus supplement, after deducting the underwriter’s commissions and other estimated offering expenses, are estimated to be approximately $14.3 million.

We expect to use the net proceeds from the sale of these securities to repay our outstanding indebtedness under our revolving credit facilities with Citizens Bank N.A., Fulton Bank and PNC Bank and for general corporate purposes. Obligations under these credit facilities were primarily incurred to fund acquisitions and construction expenditures during 2009 and 2010, and to retire two maturing debt issues. The line of credit with Citizens Bank N.A. matures on May 31, 2012, the portion of the Fulton Bank line of credit referenced above matures on May 1, 2012 and the PNC Bank line of credit matures on June 30, 2011.

The portion of these lines of credit that have been borrowed against have an aggregate maximum borrowing amount of $29.0 million ($11.0 million under the line of credit with Citizens Bank N.A., $13.0 million under the portion of the line of credit with Fulton Bank and $5.0 million under the line of credit with PNC Bank referenced above). These lines of credit borrowings bear interest at LIBOR plus 1.50 to 2.00%. The weighted average interest rate on these line of credit borrowings at June 30, 2010 was 2.15%. These lines of credit are committed and unsecured. We are required to maintain a compensating balance of $500,000 on these lines of credit. As of June 30, 2010, we had approximately $11.8 million outstanding under the lines of credit referenced above.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our ratio of earnings to fixed charges for the periods indicated. You should read these ratios in conjunction with our financial statements including the notes to those statements incorporated by reference into this prospectus.

	Six Months
	Ended	Year Ended December 31,
	June 30, 2010	2009	2008	2007	2006	2005

Ratio of Earnings to Fixed Charges	3.76	3.37	3.07	3.39	3.19	3.51

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For the purpose of this computation, earnings have been calculated by adding pre-tax income from continuing operations, fixed charges and amortized capitalized interest. Fixed charges consist of interest cost, whether expensed or capitalized and amortized debt expenses.

CAPITALIZATION

The following table sets forth, as of June 30, 2010, our capitalization (i) on an actual basis, and (ii) on an adjusted basis to give effect to the sale of the Senior Notes we are offering with this prospectus supplement and the application of the net proceeds in this offering as described in “Use of Proceeds”. You should read this table in conjunction with our financial statements including the notes to those statements incorporated by reference into this prospectus.

	As of June 30, 2010
		% of	As	% of
	Actual	Capitalization	Adjusted	Capitalization
	(In thousands)

Common shareholders’ equity	$89,005	53.0%	$89,005	51.1%
Long-term debt(1)	78,952	47.0%	85,194	48.9%

Total capitalization	$167,957	100.0%	$174,199	100.0%

(1)	Includes current maturities of long-term debt.

DESCRIPTION OF THE SENIOR NOTES

Set forth below is a description of the specific terms of the   % Monthly Senior Notes Series 2010A due October 1, 2040, or the “Senior Notes”. This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying prospectus under the caption “Description of Debt Securities.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Indenture to be dated as of October 1, 2010, or the “Senior Note Indenture”, between the Company and Manufacturers and Traders Trust Company, as trustee, or the “Senior Note Indenture Trustee”.

General

The Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Senior Notes will initially be issued in the aggregate principal amount of $15,000,000. The Company may, without the consent of the holders of the Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Senior Notes (except for the issue price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable); provided, however, that for United States federal income tax purposes, such additional notes are issued in a “qualified reopening.” Any additional notes having such similar terms, together with the Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

The entire principal amount of the Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on October 1, 2040. The Senior Notes are not subject to any sinking fund provision. The Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

Interest

Each Senior Note shall bear interest at the rate of   % per annum (the “Securities Rate”) from the date of original issuance, payable monthly in arrears on the first day of each month (each an “Interest Payment Date”) to the person in whose name such Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date (whether or not a Business Day); provided, that interest payable on the maturity date or on a redemption date of the Senior Notes will be paid to the person to whom principal is payable. The initial Interest Payment Date is December 1, 2010. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. “Business Day” means a day other than (i) a Saturday or Sunday or (ii) a legal holiday in the city in which the Senior Note Indenture Trustee’s corporate trust office is located on which banking institutions are authorized or required by law, regulation or executive order to close.

The Company will pay the principal of the Senior Notes and interest payable at maturity or on redemption in immediately available funds at the corporate trust offices of Manufacturers and Traders Trust Company, as Paying Agent.

Ranking

The Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking equally with all other existing and future unsecured and unsubordinated obligations of the Company. The Senior Notes will be effectively subordinated to all existing and future secured debt of the Company, aggregating approximately $70,193,874 outstanding at June 30, 2010. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

Optional Redemption

The Company shall have the right to redeem the Senior Notes, in whole or in part, without premium or penalty, at any time and from time to time, on or after October 1, 2015, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest thereon, or the “Redemption Price”, to the date of redemption, or the “Redemption Date”.

If notice of redemption is given as aforesaid, the Senior Notes so to be redeemed will, on the redemption date, become due and payable at the Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company has defaulted in the payment of the Redemption Price and accrued interest) such Senior Notes shall cease to bear interest. If any Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the Securities Rate.

Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Senior Notes by tender, in the open market or by private agreement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or the “DTC”, will act as the initial securities depository for the Senior Notes. The Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Senior Notes, and will be deposited with the Senior Note Indenture Trustee on behalf of DTC.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the 1934 Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments (from over 100 countries) that DTC’s participants, or “Direct Participants”, deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or the “DTCC”. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, or “Indirect Participants”. DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its Direct and Indirect Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org. The contents of such websites do not constitute part of this Prospectus Supplement.

Purchases of Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Senior Notes on DTC’s records. The ownership interest of each actual purchaser of Senior Notes, or “Beneficial Owner”, is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners, however, are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Senior Notes. Transfers of ownership interests in the Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners.

Beneficial Owners will not receive certificates representing their ownership interests in Senior Notes, except in the event that use of the book-entry system for the Senior Notes is discontinued.

To facilitate subsequent transfers, all Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Senior Notes with DTC and their registration in the name Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Senior Notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the Senior Notes are being redeemed, DTC’s practice is to determine by lot the amount of interest of each Direct Participant in such Senior Notes to be redeemed.

Although voting with respect to the Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Senior Notes unless authorized by a Direct Participant in accordance with DTC’s Money Market Instrument procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments on the Senior Notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in bearer form or “street name,” and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Except as provided herein, a Beneficial Owner of a global Senior Note will not be entitled to receive physical delivery of Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Senior Note.

DTC may discontinue providing its services as securities depositary with respect to the Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Senior Notes certificates will be required to be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary) with respect to the Senior Notes. The Company understands, however, that under current industry practices, DTC would notify its Direct and Indirect Participants of the Company’s decision, but will only withdraw beneficial interests from a global Senior Note at the request of each Direct or Indirect Participant. In that event, certificates for the Senior Notes will be printed and delivered to the applicable Direct or Indirect Participant.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but neither the Company nor the Underwriter takes any responsibility for the accuracy thereof. Neither the Company nor the Underwriter has any responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material United States federal income tax consequences of the acquisition, ownership and disposition of the Senior Notes by U.S. Holders and Non-U.S. Holders (each, as defined below), but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the United States Internal Revenue Code of 1986, as amended, or the “Code”, the Treasury Regulations, or the “Regulations”, promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences with respect to Senior Notes that were purchased by an initial holder at their original “issue price” (i.e., the first price to the public at which a substantial amount of the Senior Notes is sold for money, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and that are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address the tax consequences to subsequent purchasers of the Senior Notes. This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their circumstances or status, nor does it address specific tax consequences that may be relevant to particular holders (including, for example, financial institutions, broker-dealers, traders in securities that elect mark-to-market treatment, insurance companies, partnerships or other pass-through entities, United States expatriates, tax-exempt organizations, U.S. Holders that have a functional currency other than the United States dollar, or persons who hold Senior Notes as part of a straddle, hedge, conversion or other integrated financial transaction). In addition, this summary does not address United States federal alternative minimum, estate and gift tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the “IRS”, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

If a partnership (or an entity or arrangement treated as a partnership for United States federal income tax purposes) holds Senior Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Senior Notes, you should consult your tax advisor.

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, TO BE TAX OR LEGAL ADVICE TO ANY PARTICULAR INVESTOR IN OR HOLDER OF THE SENIOR NOTES. PROSPECTIVE PURCHASERS OF THE SENIOR NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE SENIOR NOTES, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, OR ANY TAX TREATIES.

For purposes of the following summary, the term “U.S. Holder” means a beneficial owner of Senior Notes that is, for United States federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or if a valid election to be treated as a United States person is in effect with respect to such trust. For purposes of the following summary, the term “Non-U.S. Holder” means a beneficial owner of Senior Notes that is not a U.S. Holder or a partnership (or other entity or arrangement treated as a partnership) for United States federal income tax purposes.

United States Federal Income Taxation of U.S. Holders

Payments of Interest on the Senior Notes

We expect, and this discussion assumes, that the Senior Notes will not be issued with more than a “de minimis” amount of original issue discount, or “OID”, for United States federal income tax purposes, if any. Accordingly, stated interest on a Senior Note will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, depending on the holder’s regular method of accounting for United States federal income tax purposes. However, if the Senior Notes are issued with more than a de minimis amount of OID, each U.S. Holder generally will be required to include such OID in its income as it accrues, regardless of its regular method of tax accounting, using a constant yield method, possibly before such U.S. Holder receives any payment attributable to such income. The rules regarding OID are complex and U.S. Holders should consult their own tax advisors regarding their application. In addition, certain U.S. Holders may also be subject to a tax on “net investment income.” Please see the discussion under “— Recently Enacted Legislation” below for additional information on the potential application of this tax.

Disposition of the Senior Notes

Upon the sale, exchange or other taxable disposition (including an optional redemption by us) of a Senior Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the sum of all cash plus the fair market value of all other property received on such disposition (except to the extent such cash or other property is attributable to accrued but unpaid interest, which is treated as interest as described above) and (ii) such holder’s adjusted tax basis in the Senior Note. A U.S. Holder’s adjusted tax basis in a Senior Note generally will equal the cost of the Senior Note to such holder, increased by OID, if any, such holder has previously included in income, less any principal payments received by such holder. Any gain or loss recognized on the disposition of a Senior Note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the Senior Note is more than one year. Long-term capital gain, in the case of non-corporate taxpayers, is currently eligible for preferential rates of taxation. Under current law, the deductibility of capital losses is subject to limitations.

In addition, certain U.S. Holders may also be subject to a tax on “net investment income.” Please see the discussion under “— Recently Enacted Legislation” below for additional information on the potential application of this tax.

Backup Withholding and Information Reporting

For each calendar year in which the Senior Notes are outstanding, we generally are required to provide the IRS with certain information, including the beneficial owner’s name, address and taxpayer identification number, the aggregate amount of interest paid to that beneficial owner during the calendar year and the amount of tax withheld, if any. This obligation, however, does not apply with respect to payments to certain types of U.S. Holders, including corporations and tax-exempt organizations, provided that they establish entitlement to an exemption.

In the event that a U.S. Holder subject to the reporting requirements described above fails to provide its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, we, our agent or paying agents, or a broker may be required to “backup” withhold a tax on each payment on the Senior Notes and on the proceeds from a sale, exchange or other taxable disposition (including an optional redemption by us) of the Senior Notes. The backup withholding obligation, however, does not apply with respect to payments to certain types of U.S. Holders, including corporations and tax-exempt organizations, provided that they establish entitlement to an exemption.

Backup withholding is not an additional tax and may be refunded or credited against the U.S. Holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their own tax advisors regarding their qualifications for an exemption from backup withholding, and the procedure for establishing such exemption, if applicable.

Recently Enacted Legislation

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year or (2) the excess of the U.S. Holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” (in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its interest income on the Senior Notes and its net gains from the disposition of the Senior Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

U.S. Holders that are individuals, estates or trusts should consult an independent tax advisor regarding the possible implications of this legislation on their particular circumstances.

United States Federal Income Taxation of Non-U.S. Holders

Payment of Interest

Subject to the discussion of backup withholding below, payments of interest on the Senior Notes to a Non-U.S. Holder will not be subject to United States federal withholding tax under the “portfolio interest exemption,” provided that:

(1) such payments are not effectively connected with the conduct of a trade or business maintained by the Non-U.S. Holder in the United States;

(2) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

(3) the Non-U.S. Holder is not a controlled foreign corporation that, for United States federal income tax purposes, is related (within the meaning of Section 864(d)(4) of the Code) to us;

(4) the Non-U.S. Holder is not a bank described in Section 881(c)(3)(A) of the Code; and

(5) either (a) the beneficial owner of the Senior Notes certifies on IRS Form W-8BEN (or a suitable substitute or successor form), under penalties of perjury, that it is not a “U.S. person” (as defined in the Code) and provides its name and address, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the Senior Notes on behalf of the beneficial owner certifies to us or our agent, under penalties of perjury, that such a certification has been received from the beneficial owner by it or, if applicable, by an intermediary between such financial institution and the beneficial owner, and furnishes us with a copy thereof.

If a Non-U.S. Holder cannot satisfy the requirements of the “portfolio interest exemption,” payments of interest made to such Non-U.S. Holder will be subject to a 30% United States federal withholding tax unless the beneficial owner of the Senior Note provides a properly executed:

(1) IRS Form W-8BEN (or a suitable substitute or successor form) claiming, under penalties of perjury, an exemption from, or reduction in, withholding tax under an applicable income tax treaty, or

(2) IRS Form W-8ECI (or a suitable substitute or successor form) stating that interest paid on the Senior Note is not subject to withholding tax because it is effectively connected with a United States trade or business of the beneficial owner (in which case such interest will be subject to regular graduated United States tax rates as described below), or otherwise establishes an exemption from withholding taxes.

Please consult your tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If interest on the Senior Note is effectively connected with a United States trade or business of the beneficial owner (and if required by an applicable income tax treaty, attributable to a United States permanent establishment or fixed base), the Non-U.S. Holder will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In that case, the Non-U.S. Holder will not be subject to U.S. federal withholding tax so long as such holder timely provides the withholding agent with the appropriate documentation. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits, subject to certain adjustments (unless reduced by an applicable income tax treaty).

Disposition of the Senior Notes

Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. Holder upon the sale, exchange or other taxable disposition (including an optional redemption by us) of the Senior Notes (except as described above under United States Federal Income Taxation of Non-U.S. Holders — Payment of Interest”) generally will not be subject to United States federal income tax unless (1) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to tax, currently at a rate of 30%, on the excess, if any, of such gain plus all other U.S. source capital gains recognized during the same taxable year over the Non-U.S. Holder’s U.S. source capital losses recognized during such taxable year; or (2) such gain or income is effectively connected with a United States trade or business (and, if required by an applicable treaty, is attributable to a United States permanent establishment or fixed base) of such Non-U.S. Holder, in which case such gain will be taxed on a net income basis in the same manner as interest that is effectively connected with a United States trade or business of such holder (and a Non-U.S. Holder that is treated as a corporation for United States federal income tax purposes may also be subject to the branch profits tax described above).

Backup Withholding and Information Reporting

United States backup withholding tax will not apply to payments of interest on a Senior Note or proceeds from the sale or other disposition of a Senior Note payable to a Non-U.S. Holder if the certification described in “— United States Federal Income Taxation of Non-U.S. Holders — Payment of Interest” is duly provided by such Non-U.S. Holder or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge that the holder is a U.S. person or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to interest payments even if an exemption from backup withholding is established. Copies of any information returns reporting interest payments and any withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s United States federal income tax liability, provided that the requisite procedures are followed.

Non-U.S. Holders should consult their own tax advisors regarding their particular circumstances and the availability of and procedure for establishing an exemption from backup withholding.

Recently Enacted Legislation

Recently enacted legislation regarding foreign account tax compliance, effective for payments made after December 31, 2012, imposes a withholding tax of 30% on interest and gross proceeds from the disposition of certain debt instruments paid to certain foreign entities unless various information reporting and certain other requirements are satisfied. However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of March 18, 2012. In addition, certain account information with respect to U.S. Holders who hold Senior Notes through certain foreign financial institutions may be reportable to the IRS. Investors should consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Senior Notes.

OUR COMPANY

Overview

We are the oldest investor-owned water utility in the United States and have operated continuously since 1816. We impound, purify and distribute water entirely within our franchised territory located in York County, Pennsylvania and Adams County, Pennsylvania. Our headquarters are located approximately 23 miles south of Harrisburg, Pennsylvania, 46 miles north of Baltimore, Maryland and 80 miles west of Philadelphia, Pennsylvania. We currently provide water service to approximately 62,570 customers within our service territory. In 2009, 63% of our operating revenue was derived from residential customers, 29% was derived from commercial and industrial customers, and 8% was derived from other sources, primarily fire service.

Our service territory presently includes 36 municipalities in York County and 7 municipalities in Adams County, and currently has an estimated population of 180,000. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to 2.2 billion gallons of water. In addition, we have a 15-mile pipeline from the Susquehanna River to Lake Redman, which provides access to an additional supply of 12.0 million gallons of water per day. As of June 30, 2010, our average daily consumption was approximately 18.5 million gallons and our average daily availability was approximately 35.0 million gallons.

Our Strategy

Our strategy is to continue to provide our customers with safe, dependable, high-quality water and excellent service at reasonable rates while maximizing value for our shareholders. We strive to accomplish this strategy by:

Maintaining and strengthening our position as a consistent and reliable source of high-quality water service

Our water meets or exceeds all primary regulatory requirements for water quality. We regularly upgrade our facilities in order to maintain and improve our ability to provide quality water in sufficient quantities to our customers. We have established a security program that protects our plants and distribution system so that we can continue to provide service and ensure the quality of the water we provide our customers. As part of this security program, we monitor our water in real-time as it moves through our distribution system in order to detect any sudden changes in the chemical composition.

We have established an ongoing pipe replacement program. Each year we identify a portion of our distribution system to be improved. This pipe replacement program provides for the replacement of aged pipes and valves, which allows us to improve the reliability of our distribution system and the quality of our water service.

Continuing to increase our customer base

Since 2004, we have increased our customer base in York and Adams Counties from 53,134 to 62,570, or approximately 17.8%, due to acquisitions and population growth. We believe that we will continue to be able to grow our customer base due to the population growth that our service area is experiencing. According to the United States Census Bureau, the population of York County increased by 12.4% between 2000 and 2009, from 381,753 to 428,937, and the population of Adams County increased by 12.1% between 2000 and 2009, from 91,292 to 102,323, in comparison to a 2.6% increase for Pennsylvania during the same period.

Pursuing the acquisition of other water systems

In order to further grow our customer base, we intend to pursue acquisitions of water systems both in our current service territory and in bordering areas. We will continue our efforts to identify municipally-owned, privately owned and investor-owned water systems as strategic acquisition candidates. These efforts include analyzing and investigating potential acquisitions and negotiating mutually agreeable terms with acquisition candidates. The acquisition of additional water systems will allow us to add new customers and increase our operating revenues.

Establishing additional long-term bulk water contracts with municipalities

We currently maintain long-term contracts with four municipalities in York County. The contracts allow us to sell bulk water to the municipalities, and they subsequently sell the water to their customers. The municipalities remain responsible for all billing, collection and maintenance in connection with the service. These municipalities are among some of our largest customers and together account for 2.8% of our total revenues. We intend to pursue similar long-term contracts with additional municipalities in order to continue to improve our operating revenues and margins.

Utility Plant

Our water utility plant consists of source of supply, energy supply, water treatment, transmission and distribution, and all appurtenances, including all connecting pipes.

Source of Supply

Presently, we obtain our water supply from both the East Branch and South Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day. This combined watershed area is approximately 117 square miles. We have two impounding basins, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. We have a 15-mile pipeline from the Susquehanna River to Lake Redman, which provides access to an additional supply of 12.0 million gallons of water per day. As of June 30, 2010, our average daily availability was approximately 35.0 million gallons, and consumption was approximately 18.5 million gallons daily.

Energy Supply

We presently fuel our major pumping station with both electric and diesel power. The pumping station presently houses pumping equipment consisting of three electrically driven centrifugal pumps and two diesel-engine driven centrifugal pumps with a combined pumping capacity of 68.0 million gallons per day. The pumping capacity is more than double peak requirements and is designed to provide an ample safety margin in the event of pump or power failure. A large diesel backup generator has been installed to provide power to the pumps in the event of an emergency.

Water Treatment

Our filtration plant is located in Spring Garden Township about one-half mile south of the City of York. Water at this plant is filtered through twelve dual media filters having a stated processing capacity of 31.0 million gallons per day and being capable of filtering 42 million gallons per day for short periods if necessary. Based on an average daily consumption in 2009 of approximately 18.2 million gallons, we believe the pumping and filtering facilities are adequate to meet present and anticipated demands. In 2005, we performed a capacity study of the filtration plant and, in 2007, we began upgrading the facility to increase capacity for future growth. The project is expected to continue over the next several years.

Our sediment recycling facility is located at the same location as our filtration plant. This state of the art facility employs cutting edge technology to remove fine, suspended solids from untreated water. We estimate that through this energy efficient, environmentally friendly process, approximately 600 tons of sediment will be removed annually, thereby, improving the quality of the Codorus Creek watershed.

Transmission and Distribution

Presently, we are serving customers through approximately 938 miles of main water lines, which range in diameter from two inches to 36 inches. The distribution system includes 28 booster stations and 30 standpipes and reservoirs capable of storing approximately 58 million gallons of potable water. All booster stations are equipped with at least two pumps for protection in case of mechanical failure. We are currently installing emergency generators at each of our critical facilities to be used in the event of power outages.

Regulatory Matters

We are regulated as to the rates we charge our customers for water services, as to the quality of water service we provide and as to certain other matters. We are subject to rate regulation by the PPUC, water quality and other environmental regulations by the Environmental Protection Agency, or “EPA”, Susquehanna River Basin Commission, or “SRBC”, and the Pennsylvania Department of Environmental Protection, or “DEP”, and regulations with respect to our operations by the DEP. In addition, approval from the PPUC must be obtained, in the form of a certificate of public convenience, prior to our expansion of our certificated service territory, our acquisition of other water systems or the acquisition of control of us by a third party. Moreover, we must register a securities certificate with the PPUC prior to any incurrence of long-term debt or issuance of securities by us.

Regulation of Rates

Our water service operations are subject to rate regulation by the PPUC. We file rate increase requests with the PPUC, from time to time, to recover our investments in utility plant and expenses. Any rate increase or adjustment must first be justified through documented evidence and testimony. The PPUC determines whether the investments and expenses are recoverable, the length of time over which such costs are recoverable, or, because of changes in circumstances, whether a remaining balance of deferred investments and expenses is no longer recoverable in rates charged to customers. Between base rate filings, we are permitted to recover depreciation and return associated with our investment in infrastructure rehabilitation and replacement by applying a Distribution System Improvement Charge, or “DSIC”, to customers’ bills. The DSIC may not exceed 5.0% of the customer’s bill.

Water Quality and Environmental Regulations

Provision of water service is subject to regulation under the federal Safe Drinking Water Act, the Clean Water Act and related state laws, and under federal and state regulations issued under these laws. The federal Safe Drinking Water Act establishes criteria and procedures for the EPA to develop national quality standards. Regulations issued under the federal Safe Drinking Water Act, and its amendments, set standards on the amount of certain contaminants allowable in drinking water. Current requirements are not expected to have a material impact on our operations or financial condition as we currently meet or exceed standards.

The Clean Water Act regulates discharges from water treatment facilities into lakes, rivers, streams and groundwater. We comply with the Clean Water Act by obtaining and maintaining all required permits and approvals for discharges from our water facilities and by satisfying all conditions and regulatory requirements associated with the permits.

Under the requirements of the Pennsylvania Safe Drinking Water Act, or “SDWA”, DEP monitors the quality of the finished water we supply to our customers. DEP requires us to submit weekly reports showing the results of daily bacteriological and other chemical and physical analyses. As part of this requirement, we conduct over 77,000 laboratory tests annually. We believe we comply with the standards established by the agency under the SDWA. DEP also assists us by preventing and eliminating pollution by regulating discharges into our watershed area.

Regulation of Operations

DEP and the SRBC regulate the amount of water withdrawn from streams in the watershed to assure that sufficient quantities are available to meet our needs and the needs of other regulated users. Through its Division of Dam Safety, DEP regulates the operation and maintenance of our impounding dams. We routinely inspect our dams and prepare annual reports of their condition as required by DEP regulations. DEP reviews our reports and inspects our dams annually. DEP most recently inspected our dams in April 2010 and noted no significant violations. Items noted on the inspection report for Lake Williams will be corrected with the upcoming armoring project discussed below. Items noted for Lake Redman were minor and will be addressed in the next year.

Since 1980, DEP has required any new dam to have a spillway that is capable of passing the design flood without overtopping the dam. The design flood is either the Probable Maximum Flood, or “PMF”, or some fraction of it, depending on the size and location of the dam. PMF is very conservative and is calculated using the most severe combination of meteorological and hydrologic conditions reasonably possible in the watershed area of a dam.

DEP has been systematically reviewing dams constructed before the adoption of the 1980 requirements to assess whether the dams meet the design flood criteria. It prioritizes its review based on the size, condition, and location of the dams. As part of its review, DEP calculates the recommended design flood using current generic hydrologic and meteorological data and then requests the owner to perform an engineering study of the capacity of the dam’s spillway to pass the DEP-calculated design flood. The owner may propose adjustments to the design flood to incorporate more site-specific meteorological, hydrologic, and geographic data from the watershed in which the dam is located.

We engaged a professional engineer to analyze the spillway capacities at the Lake Williams and Lake Redman dams and validate DEP’s recommended design flood for the dams. We presented the results of the study to DEP in December 2004, and DEP then requested that we submit a proposed schedule for the actions to address the spillway capacities. Thereafter, we retained an engineering firm to prepare preliminary designs for increasing the spillway capacities to pass the PMF through armoring the dams with roller compacted concrete. We met with DEP in September 2006 to review the preliminary design and discuss scheduling, permitting, and construction requirements. We are currently completing the final design and permitting process and working with DEP on some smaller preliminary dam projects. We expect to begin armoring one of the dams in the next couple of years. A year or two following the first dam armoring, we plan to armor the second dam. The cost to armor each dam is expected to be $5.5 million.

Competition

We do not depend upon any single customer or small number of customers for any material part of our business. No one customer makes purchases in an amount that equals or exceeds 1.5% of our revenue. As a regulated utility, we operate within an exclusive franchised territory that is substantially free from direct competition with other public utilities, municipalities and other entities. Although we have been granted an exclusive franchise for each of our existing community water systems, our ability to expand or acquire new service territories may be affected by currently unknown competitors obtaining franchises to surrounding water systems by application or acquisition. These competitors may include other investor-owned utilities, nearby municipally-owned utilities and sometimes from strategic or financial purchasers seeking to enter or expand in the water industry. The addition of new service territory and the acquisition of other utilities are generally subject to review and approval by the PPUC.

Other Properties

Our accounting and executive offices are located in one three-story and one two-story brick and masonry buildings, containing a total of approximately 21,861 square feet, at 124 and 130 East Market Street, York, Pennsylvania. Our distribution center and material and supplies warehouse are located at 1801 Mt. Rose Avenue, Springettsbury Township and consist of three one-story concrete block buildings aggregating 30,680 square feet of area.

In 1976, we entered into a Joint Use and Park Management Agreement, or the “Joint Use Agreement,” with York County under which we licensed use of certain of our lands and waters for public park purposes for a period of 50 years. This property includes two lakes and is located on approximately 1,700 acres in Springfield and York townships. Of the park’s acreage, approximately 500 acres are subject to an automatically renewable one-year license. Under the Joint Use Agreement, York County has agreed not to erect a dam upstream on the East Branch of the Codorus Creek or otherwise obstruct the flow of the creek. The Joint Use

Agreement subordinates the county’s use of the lands and waters for recreational purposes to our prior and overriding use of the lands and waters for utility purposes.

Employees

As of September 1, 2010, we employed 111 full-time employees. Of these employees, seven were executive officers, 67 were employed as operations personnel, 30 were employed in general and administrative functions and seven in engineering and construction positions. Forty-two operations-related employees are represented by the United Steelworkers of America. The current contract with these employees expires in April 2013. Management considers its employee relations to be good.

MANAGEMENT

This table lists information concerning our executive officers and directors:

Name	Age	Position

Jeffrey R. Hines, P.E.	49	President, Chief Executive Officer and Director
Kathleen M. Miller	47	Chief Financial Officer and Treasurer
Vernon L. Bracey	49	Vice President-Customer Service
Joseph T. Hand	48	Chief Operating Officer
Bruce C. McIntosh	57	Vice President-Human Resources and Secretary
Mark S. Snyder, P.E.	40	Vice President-Engineering
John H. Strine	53	Vice President-Operations
Thomas C. Norris	72	Chairman of the Board
Cynthia A. Dotzel, CPA	56	Director
John L. Finlayson	69	Director
Michael W. Gang	59	Director
George W. Hodges	59	Director
George Hay Kain, III	62	Director
Jeffrey S. Osman	67	Director
Ernest J. Waters	60	Director

Jeffrey R. Hines, P.E. has served as our President, Chief Executive Officer and Director since March 2008. Mr. Hines served as our Chief Operating Officer and Secretary from January 2007 to March 2008, and our Vice President of Engineering from May 1995 to January 2007.

Kathleen M. Miller has served as our Chief Financial Officer and Treasurer since January 2003.

Vernon L. Bracey has served as our Vice President-Customer Service since March 2003.

Joseph T. Hand has served as our Chief Operating Officer since March 2008. Mr. Hand was Chief of the Navigation Branch of the Baltimore District of the U.S. Army Corps of Engineers from September 2006 to February 2008, and Deputy Commander and Deputy District Engineer with the same district from June 2003 to September 2006.

Bruce C. McIntosh has served as our Vice President-Human Resources and Secretary since March 2008 and Vice President-Human Resources since May 1998.

Mark S. Snyder, P.E. has served as Vice President-Engineering since May 2009. Mr. Snyder served as our Engineering Manager from December 2006 to May 2009. Mr. Snyder was Project Engineer for Buchart Horn, Inc., an international engineering firm, from April 2001 to December 2006.

John H. Strine has served as our Vice President-Operations since May 2009, our Operations Manager from February 2008 to May 2009 and our Maintenance and Grounds Superintendent from August 1991 to February 2008.

Thomas C. Norris has served as our Chairman of the Board since July 2008 and one of our directors since June 2000. Mr. Norris served as Chairman of the Board of P.H. Glatfelter Company, a paper manufacturer, from July 1998 to May 2000.

Cynthia A. Dotzel has served as one of our directors since January 2009. Ms. Dotzel is a Principal, with SF & Company CPA’s since January 2009 and was Founder, Secretary and Treasurer of Dotzel & Company CPA’s from October 1980 to December 2008.

John L. Finlayson has served as one of our directors since September 1993. Mr. Finlayson served as Vice President-Finance and Administration of Susquehanna Pfaltzgraff Co., a company with a wide range of businesses including media and pottery manufacturing divisions, from 1978 to May 2006. From May 2006 to the present, he has been Vice President of Susquehanna Real Estate LP, a real estate operator and developer.

Michael W. Gang has served as one of our directors since January 1996. Mr. Gang is a partner with the law firm of Post & Schell, P.C., our regulatory counsel.

George W. Hodges has served as one of our directors since June 2000. Mr. Hodges served in the Office of the President of the Wolf Organization, Inc., a distributor of building products, from January 1986 to February 2008. Mr. Hodges served as Chairman of the Board of the Wolf Organization from March 2008 to March 2009, and now serves as a Director of the Wolf Organization.

George Hay Kain, III has served as one of our directors since August 1986. Mr. Kain has been a substitute school teacher since April 2007. Mr. Kain was a sole practitioner attorney in York, Pennsylvania from April 1982 to December 2003, and a consultant from 2004 to April 2007.

Jeffrey S. Osman has served as one of our directors since May 1995. Mr. Osman served as our President and Chief Executive Officer from January 2003 until his retirement in February 2008, and as our Vice President-Finance, Secretary and Treasurer from May 1995 to December 2002.

Ernest J. Waters  has served as one of our directors since September 2007. Mr. Waters was the York Area Manager for Met-Ed, a First Energy Company, an electric utility, from March 1998 until his retirement in 2009.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, or the “Underwriting Agreement”, we have agreed to sell to Edward D. Jones & Co., L.P., as underwriter, and the underwriter has agreed to purchase from us, the entire principal amount of the Senior Notes.

In the Underwriting Agreement, the underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby, if any of the Senior Notes are purchased.

The underwriter proposes to offer the Senior Notes from time to time for sale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. In connection with the sale of the Senior Notes, the underwriter may be deemed to have received compensation from us in the form of underwriting discounts.

The Senior Notes are a new issue of securities with no established trading market. The Senior Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriter may make a market in the Senior Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given that an active trading market for the Senior Notes will develop, be maintained or be liquid. If an active trading market for the Senior Notes does not develop or is not maintained, the market price and liquidity of the Senior Notes may be adversely affected.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriter may be required to make in respect thereof.

Our expenses associated with the offer and sale of the Senior Notes are estimated to be $692,000.

We have agreed with the underwriter that, during the period of time from the date of the Underwriting Agreement to the business day after the closing date of this offering, we will not, directly or indirectly, offer to sell or determine to offer or sell any additional Senior Notes or any securities that are substantially similar to the Senior Notes or are convertible or exchangeable into or exercisable for Senior Notes or such similar securities without the underwriter’s prior written consent.

In order to facilitate the offering of the Senior Notes, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriter may over-allot in connection with the offering, creating short positions in the Senior Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Senior Notes, the underwriter may bid for, and purchase, Senior Notes in the open market. Any of these activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The underwriter is not required to engage in these activities and may end any of these activities at any time without the consent of, or notice to, the noteholders. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

It is expected that delivery of the Senior Notes will be made, against payment for the Senior Notes, on or about October  , 2010, which will be the     business day following the pricing of the Senior Notes. Under Rule 15c6-1 under the 1934 Act, purchases or sales of securities in the secondary market generally are required to settle within three business days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the Senior Notes who wish to trade the Senior Notes on the date of this prospectus supplement or the next     succeeding business days will be required, because the Senior Notes initially will settle within     business days (T+  ), to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Senior Notes who wish to trade on the date of this prospectus supplement or the next     succeeding business days should consult their own legal advisors.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

The underwriter and its affiliates have engaged, and may in the future engage, in transactions with, and from time to time have performed services for, us and our affiliates in the ordinary course of business, for which they have received and will receive customary compensation.

LEGAL MATTERS

Certain legal matters relating to the validity of the Senior Notes being offered by this prospectus supplement will be passed upon for us by Reed Smith LLP, Philadelphia, Pennsylvania. Certain legal matters related to the offering will be passed upon for the underwriter by Dewey & LeBoeuf LLP, New York, New York.

EXPERTS

The financial statements and financial schedule as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated by reference in this prospectus supplement have been so incorporated in reliance on the reports of ParenteBeard LLC, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the SEC’s Public Reference Room at prescribed rates. You should call 1-800-SEC-0330 for more information on the SEC’s Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s Internet website at http://www.sec.gov.

This prospectus supplement and the accompanying prospectus are a part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus supplement and the accompanying prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus supplement. Information contained in this prospectus supplement and information that we file with the SEC in the future and incorporate by reference in this prospectus supplement automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the sale of all the Senior Notes covered by this prospectus supplement.

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010;

•	Our Current Reports on Form 8-K filed with the SEC on May 4, 2010 and August 19, 2010; and

•	All filings we make with the SEC pursuant to the 1934 Act after the date of this prospectus supplement and prior to the termination of the offering made hereby; provided, however, the Company is not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

The York Water Company
130 East Market Street
York, Pennsylvania 17401
Attn: Kathleen M. Miller, Chief Financial Officer
Telephone: (717) 845-3601

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized anyone to give you different or additional information. You should not assume that the information contained in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus is accurate as of any date after the respective dates of the documents containing the information. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus supplement and the accompanying prospectus are not an offer to sell, nor are they seeking an offer to buy, Senior Notes in any jurisdiction in which the offer or sale is not permitted.

PROSPECTUS

The York Water Company

Common Stock
Debt Securities

This prospectus relates to common stock and debt securities, including debt securities convertible into common stock that we, The York Water Company, may sell from time to time in one or more offerings. The aggregate public offering price of the securities we may sell in these offerings, including any debt securities issued with any original issue discount, will not exceed $40,000,000. This prospectus will allow us to issue securities over time and describes some of the general terms that may apply to an offering of such securities. We will provide a prospectus supplement each time we issue securities, which will inform you about the specific terms of that offering and may also supplement, update or amend information contained in this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

We may offer the securities to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “YORW.” On April 26, 2010, the last reported sale price of our common stock on the Nasdaq Global Select Market was $14.07 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 2 of this prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 14, 2010.

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell or seeking an offer to buy securities under this prospectus or any applicable prospectus supplement in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. Under this shelf registration process, we may, from time to time, sell common stock or debt securities described in this prospectus in one or more offerings. The aggregate public offering price of the securities we sell in these offerings, including any debt securities issued with any original issue discount, will not exceed $40,000,000. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before buying any securities in an offering.

In this prospectus, unless the context specifically indicates otherwise “the Company,” “we,” “us” and “our” refer to The York Water Company.

i

ABOUT THE YORK WATER COMPANY

We were organized under the laws of the Commonwealth of Pennsylvania in 1816 and are the oldest investor-owned water utility in the United States. We impound, purify to meet or exceed safe drinking water standards and distribute water within our franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. We are regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting. We must obtain PPUC approval before changing any practices associated with the aforementioned areas. Water service is supplied through our own distribution system. We obtain our water supply from both the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day. This combined watershed area is approximately 117 square miles. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. We have a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of water per day. As of December 31, 2009, our average daily availability was 35.0 million gallons, and daily consumption was approximately 18.2 million gallons. Our service territory had an estimated population of 180,000 as of December 31, 2009. Industry within our service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, laundry detergent, barbells and motorcycles.

Our principal executive offices are located at 130 East Market Street, York, Pennsylvania 17401. Our telephone number is (717) 845-3601. Our website address is www.yorkwater.com. The information contained on our website is not incorporated by reference into, and does not form any part of, this prospectus.

RISK FACTORS

Investing in our securities involves significant risks. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference into this prospectus under “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2009, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You should also refer to other information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We discuss in this prospectus and in documents that we have incorporated into this prospectus by reference certain matters which are not historical facts, but which are “forward-looking statements.” Words such as “may,” “should,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify “forward-looking statements.” We intend these forward-looking statements to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements regarding:

•	our expected profitability and results of operations;

•	our goals, priorities and plans for, and cost of, growth and expansion;

•	our strategic initiatives;

•	the availability of our water supply;

•	the water usage by our customers; and

•	our ability to pay interest on our debt securities and dividends on our common stock and the rate of those dividends.

Such forward-looking statements reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward-looking statements in this prospectus are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Important matters that may affect what will actually happen include, but are not limited to:

•	changes in weather, including drought conditions;

•	levels of rate relief granted;

•	the level of commercial and industrial business activity within our service territory;

•	construction of new housing within our service territory and increases in population;

•	changes in government policies or regulations;

•	our ability to obtain permits for expansion projects;

•	material changes in demand from customers, including the impact of conservation efforts which may impact the demand of our customers for water;

•	changes in economic and business conditions, including interest rates, which are less favorable than expected;

•	the ability to obtain financing; and

•	other matters described in the “Risk Factors” section of this prospectus.

USE OF PROCEEDS

We will receive all of the net proceeds from the sale by us of the securities registered under the registration statement of which this prospectus is a part. Unless otherwise specified in a prospectus supplement accompanying this prospectus, we expect to use the net proceeds from the sale of our securities for general corporate purposes, which may include, among other things, reduction or refinancing of debt or other corporate obligations, potential acquisitions of complementary businesses, the financing of capital expenditures and other general corporate purposes, including working capital.

The actual application of proceeds from the sale of securities issued hereunder will be described in the applicable prospectus supplement relating thereto. The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other funds. We currently have no plans for specific use of the net proceeds. We will specify the principal purposes for which the net proceeds from the sale of our securities will be used in a prospectus supplement at the time of sale.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated below were as follows:

	Year Ended December 31,
	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges	3.37	3.07	3.39	3.19	3.51

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For the purpose of this computation, earnings have been calculated by adding pre-tax income from continuing operations, fixed charges and amortized capitalized interest. Fixed charges consist of interest cost, whether expensed or capitalized and amortized debt expenses.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes the general terms and provisions of the debt securities we may offer and sell by this prospectus. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement. We will also indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We may offer under this prospectus up to $40,000,000 in aggregate principal amount of debt securities, or if debt securities are issued at a discount, such principal amount as may be sold for an initial public offering price of up to $40,000,000. However, in September, 2009, we obtained a Securities Certificate from the PPUC to issue up to $25,000,000 of debt securities from time to time. Prior to issuing more than $25,000,000 of debt securities under this prospectus, we will be required to obtain an additional Securities Certificate from the PPUC for such excess amount.

We may offer debt securities in the form of either senior debt securities or subordinated debt securities. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities.” Unless otherwise specified in a prospectus supplement, the senior debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities generally will be entitled to payment only after payment of our senior debt.

The debt securities will be issued under an indenture between us and a trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. We have summarized the general features of the debt securities to be governed by the indenture. The summary is not complete. The executed indenture will be incorporated by reference from a current report on Form 8-K. We encourage you to read the indenture, because the indenture, and not this summary, will govern your rights as a holder of debt securities. Capitalized terms used in this summary will have the meanings specified in the indenture. References to “we,” “us” and “our” in this section, unless the context otherwise requires or as otherwise expressly stated, refer to The York Water Company.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors, or a committee thereof, and set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series, including any pricing supplement.

We may issue an unlimited amount of debt securities under the indenture, and the debt securities may be in one or more series with the same or various maturities, at par, at a premium or at a discount. Except as set forth in any prospectus supplement, we will also have the right to reopen a previous series of debt securities by issuing additional debt securities of such series without the consent of the holders of debt securities of the series being reopened or any other series. Any additional debt securities of the series being reopened will have the same ranking, interest rate, maturity and other terms as the previously issued debt securities of that series. These additional debt securities, together with the previously issued debt securities of that series, will constitute a single series of debt securities under the terms of the applicable indenture.

We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and other terms of the debt securities, which will include some or all of the following:

•	the form (including whether the debt securities will be issued in global or certificated form) and title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest;

•	the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, and premium and interest on, the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any conversion provisions, including the security into which the debt securities are convertible, the conversion price, the conversion period, provisions as to whether conversion will be mandatory, at the option of the holder or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if such series of debt securities are redeemed;

•	whether the debt securities will be senior debt securities or subordinated debt securities and, if applicable, a description of the subordination terms thereof;

•	any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities; and

•	any other terms of the debt securities, which may modify, delete, supplement or add to any provision of the indenture as it applies to that series.

We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

Transfer and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depositary Trust Company, as Depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement.

You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may effect the transfer of certificated debt securities and the right to receive the principal of, and any premium and interest on, certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

No Protection in the Event of a Change of Control

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

Covenants

We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•	we are the surviving corporation or the successor person (if other than us) is organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met, including any additional conditions described in the applicable prospectus supplement.

Events of Default

Event of default means, with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 90 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, and any premium and interest on, that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

If any securities are outstanding under the indenture, the indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of, or premium on, or change the fixed maturity of, any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, or premium or interest on, any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of, or premium or interest on, any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, and premium and interest on, those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, or any premium or interest on, any debt security of that series or in respect of a covenant or provision, which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Discharging Our Obligations

We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time after we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen, destroyed or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

We may discharge our obligations under the indenture or release ourselves from covenant restrictions only if, in addition to making the deposit with the trustee, we meet some specific requirements. Among other things:

•	we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law;

•	we may not have a default on the debt securities discharged on the date of deposit;

•	the discharge may not violate any of our agreements; and

•	the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 47,000,000 shares, of which 46,500,000 shares are common stock and 500,000 shares are preferred stock, each without par value. As of April 26, 2010, there were 12,607,760 shares of our common stock outstanding held by 1,610 shareholders of record, and no shares of preferred stock outstanding.

The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our articles of incorporation and our bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote. Shareholders do not have the right to cumulate their votes for the election of directors. Our Board of Directors consists of a total of ten directors, with three separate classes of directors and with each such class elected every three years to a staggered three-year term of office.

Dividends

All shares of common stock are entitled to participate pro rata in any dividends declared by our Board of Directors out of funds legally available therefor. Subject to the prior rights of creditors and of any shares of preferred stock which may be outstanding, all shares of common stock are entitled in the event of liquidation to participate ratably in the distribution of all our remaining assets.

Certain of our trust indentures and agreements relating to our outstanding indebtedness impose restrictions on the payment of dividends. In general, these restrictive provisions prohibit the payment of dividends on our common stock when cumulative dividend payments, over a specified period of time, exceed cumulative net income, over the same period, plus, in certain cases, a specified base amount. In view of our historic net income, management believes that these contractual provisions should not have any direct, adverse impact on the dividends we pay on our common stock. Notwithstanding these contractual provisions, our Board of Directors periodically considers a variety of factors in evaluating our common stock dividend rate. The continued maintenance of the current common stock dividend rate will be dependent upon (i) our success in financing future capital expenditures through debt and equity issuances, (ii) our success in obtaining future rate increases from the PPUC, (iii) future interest rates, and (iv) other events or circumstances which could have an effect on operating results.

Our common stock is traded on The NASDAQ Global Select Market under the trading symbol “YORW.” On April 26, 2010, the last reported sale price of our common stock on The NASDAQ Global Select Market was $14.07 per share. You are urged to obtain current market quotations for our common stock.

Preferred Stock

We also have 500,000 shares of preferred stock authorized, which our Board of Directors has discretion to issue in such series and with such preferences and rights as it may designate. Such preferences and rights may be superior to those of the holders of common stock. For example, the holders of preferred stock may be given a preference in payment upon our liquidation, or for the payment or accumulation of dividends before any distributions are made to the holders of common stock. No shares of the preferred stock are designated or have been issued. The issuance of shares of preferred stock, while potentially providing desirable flexibility in connection with raising capital for our needs and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no present intention to issue shares of preferred stock.

Antitakeover Effects of Provisions Under Pennsylvania Law and of Our Bylaws

Pennsylvania State Law Provisions

We are subject to various anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Generally, these provisions are triggered if any person or group acquires, or discloses an intent to acquire, 20% or more of a corporation’s voting power, unless the acquisition is under a registered firm commitment underwriting or, in certain cases, approved by the board of directors. These provisions:

•	provide the other shareholders of the corporation with certain rights against the acquiring group or person;

•	prohibit the corporation from engaging in a broad range of business combinations with the acquiring group or person; and

•	restrict the voting and other rights of the acquiring group or person.

In addition, as permitted by Pennsylvania law, an amendment to our articles of incorporation or other corporate action that is approved by shareholders may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. For example, an amendment to our articles of incorporation or other corporate action may provide that shares of common stock held by designated shareholders of record must be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.

Bylaw Provisions

Certain provisions of bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms which some shareholders might favor. Our bylaws require our Board of Directors to be divided into three classes that serve staggered three-year terms. The terms of Cynthia A. Dotzel, William T. Morris and Jeffrey S. Osman will expire at the 2010 Annual Meeting of Shareholders. The terms of Thomas C. Norris, John L. Finlayson and Ernest J. Waters will expire at the 2011 Annual Meeting of Shareholders. The terms of Jeffrey R. Hines, George W. Hodges, George Hay Kain, III and Michael W. Gang will expire at the 2012 Annual Meeting of Shareholders.

PPUC Provisions

The PPUC has jurisdiction over a change in control of us or the acquisition of us by a third party. The PPUC approval process can be lengthy and may deter a potentially interested purchaser from attempting to acquire a controlling interest in us.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10273.

PLAN OF DISTRIBUTION

We may sell our securities from time to time to or through underwriters, dealers or agents or directly to purchasers, in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We may also issue these securities as compensation to such agents, underwriters or dealers for making sales of our securities. We may use these methods in any combination.

By Underwriters

We may use an underwriter or underwriters in the offer or sale of our securities.

•	If we use an underwriter or underwriters, we will execute an underwriting agreement and the offered securities will be acquired by the underwriters for their own account.

•	We will include the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in the prospectus supplement. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

•	The underwriters will use this prospectus and the prospectus supplement to sell our securities.

By Dealers

We may use a dealer to sell our securities.

•	If we use a dealer, we, as principal, will sell our securities to the dealer.

•	The dealer will then resell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

•	We will include the name of the dealer and the terms of our transactions with the dealer in the prospectus supplement.

By Agents

We may designate agents to solicit offers to purchase our securities.

•	We will name any agent involved in offering or selling our securities and any commissions that we will pay to the agent in the prospectus supplement.

•	Unless indicated otherwise in the prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

•	An agent may be deemed to be underwriters under the Securities Act of any of our securities that they offer or sell.

By Delayed Delivery Contracts

We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

•	If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when payment will be demanded and securities delivered under the delayed delivery contracts.

•	These delayed delivery contracts will be subject only to the conditions set forth in the prospectus supplement.

•	We will indicate in the prospectus supplement the commission that underwriters and agents soliciting purchases of our securities under delayed delivery contracts will be entitled to receive.

Direct Sales

We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors, including our affiliates. We will describe the terms of our direct sales in the prospectus supplement. We may also sell our securities upon the exercise of rights which we may issue.

Shareholder Subscription Offerings

Direct sales to our shareholders may be accomplished through shareholder subscription rights distributed to shareholders. In connection with the distribution of shareholder subscription rights to shareholders, if all of the underlying securities are not subscribed for, we may sell any unsubscribed securities to third parties directly or through underwriters or agents. In addition, whether or not all of the underlying securities are subscribed for, we may concurrently offer additional securities to third parties directly or through underwriters or agents. The shareholder subscription rights will be distributed as a dividend to the shareholders for which they will pay no separate consideration and will not be transferable. The prospectus supplement with respect to the offer of securities under shareholder subscription rights will set forth the relevant terms of the shareholder subscription rights, including:

•	the number of shares of our common stock that will be offered under the shareholder subscription rights;

•	the period during which and the price at which the shareholder subscription rights will be exercisable;

•	any provisions for changes to or adjustments in the exercise price of the shareholder subscription rights; and

•	any other material terms of the shareholder subscription rights.

General Information

Underwriters, dealers and agents that participate in the distribution of our securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement. We may indemnify agents, underwriters, and dealers against certain civil liabilities, including liabilities under the Securities Act, or make contributions to payments they may be required to make relating to those liabilities. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Representatives of the underwriters or agents through whom our securities are or may be sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum.

Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters or agents to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us and our subsidiaries in the ordinary course of business.

In compliance with guidelines of the Financial Institution Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered hereby will be passed on for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements and schedule as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated by reference in this prospectus have been so incorporated in reliance on the reports of ParenteBeard LLC, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov, and through a link on our website at http://www.yorkwater.com.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all the shares covered by this prospectus.

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Current Report on Form 8-K filed with the SEC on May 4, 2010;

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC, including any amendments or reports filed for the purpose of updating such description; and

•	All filings we make with the SEC pursuant to the Exchange Act after the date of the initial registration statement, of which this prospectus is a part, and prior to the effectiveness of the registration statement.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

The York Water Company
130 East Market Street
York, Pennsylvania 17401
Attn: Kathleen M. Miller, Chief Financial Officer
Telephone: (717) 845-3601

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

The York Water Company

$15,000,000

     % Monthly Senior Notes Series 2010A due October 1, 2040

PROSPECTUS SUPPLEMENT

The date of this prospectus supplement is
October   , 2010.